UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

(Santiago, Chile, January 21, 2026) – Pursuant to the provisions of Article 9 and paragraph two of Article 10 of Law No. 18,045, and in accordance with the provisions of General Rule No. 30 of the Financial Market Commission, as amended, being duly authorized thereto by the Board of Directors of Compañía Cervecerías Unidas S.A. (the “Company”), I hereby inform you, as a material fact, of the following:

At the extraordinary Board meeting held today, Mr. Francisco Pérez Mackenna resigned to his position as Chairman and Director of the Company, effective as of January 31, 2026. The Board of Directors acknowledged Mr. Pérez’s resignation under the aforementioned terms and expressed its appreciation for his service to the Board over the years.

In addition, the Board of Directors of the Company appointed Mr. Macario Valdés Raczynski as replacement Director, who will assume the position on February 1, 2026, having to proceed to the full renewal of the Board of Directors at the next Ordinary Shareholders' Meeting of the Company, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations.

Finally, and after deliberating on the matter, the Board of Directors agreed to appoint Mr. Pablo Granifo Lavín as the new Chairman of the Board of Directors, who will assume this new position after the resignation of Mr. Pérez has become effective.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: January 21, 2026